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                   CHURCH & DWIGHT CO., INC. AND SUBSIDIARIES
                 EXHIBIT 21 - LIST OF THE COMPANY'S SUBSIDIARIES

1)    Church & Dwight Ltd./Ltee
      Incorporated in Canada

2)    C & D Chemical Products, Inc.
      Incorporated in the State of Delaware,
      D/B/A Armand Products Company, a Partnership

3)    Brotherton Specialty Products Ltd.
      Incorporated in the United Kingdom

4)    Quimica Geral do Nordeste S.A. (QGN)
      Incorporated in Brazil (99% Interest)

5)    Biovance Technologies, Inc.
      Incorporated in the state of Delaware

      The Company's remaining subsidiaries, if considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as of December 31, 2002.